EXHIBIT (A)(1)

[LETTERHEAD OF THE COMPANY]

April 13, 2007

To our Shareholders:

As you know, on April 9, 2007, the Government of the Bolivarian Republic of Venezuela launched concurrent tender offers in the United States and Venezuela to purchase any and all of the issued and outstanding shares of capital stock of Compañia Anónima Nacional Teléfonos de Venezuela (CANTV), including American Depositary Shares (ADSs).

At a meeting of its Board of Directors (the “Board”) held on April 12, 2007, the Board considered the tender offers (the “Offers”) in the United States and Venezuela by the Government of the Bolivarian Republic of Venezuela (the “Purchaser”) to purchase any and all of the issued and outstanding shares of CANTV, and all shares underlying American Depositary Shares (“ADSs”), and unanimously determined to remain neutral and to make no recommendation with respect to the Offers. In reaching its conclusion, the Board believes that it lacks sufficient information to evaluate the Offers in light of the unique circumstances of the Offers resulting from the stated plans of the Purchaser to nationalize the Company, the absence of tangible alternatives to the Offers, the limited ability of Class C shareholders to participate in the Offers, the uncertainties with respect to the future liquidity and market value of the ADSs and shares, and the inequality in the economic value of the price offered in each of the Offers, which results from the exchange control regime in Venezuela. The Board believes that each holder of ADSs and shares should make his or her own decision regarding participation in the Offers based on his or her own circumstances.

Additionally, the Board urges the Purchaser to resolve the inequality in the economic value of the price offered in each of the Offers.

Enclosed is our response to and recommendation regarding the tender offers in the form of a Schedule 14D-9 filed today with the U.S. Securities and Exchange Commission. The reasons for our recommendation are more fully set forth in the attached Schedule 14D-9. We urge you to review it with care.

Sincerely yours,

The Board of Directors